April 1, 2005

VIA EDGAR, FACSIMILE AND OVERNIGHT COURIER

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
Attn:     Daniel Gordon, Branch Chief
              Mail Stop 0306

RE:     The Toro Company
             Form 10-K for the Fiscal Year Ended October 31, 2004

Dear Mr. Gordon:

The following information is supplied in response to the information requests made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated March 11, 2005 (the “Comment Letter”) regarding The Toro Company’s annual report on Form 10-K for the fiscal year ended October 31, 2004.

The following responses to your comments are numbered to correspond to the numbered paragraphs contained in your letter dated March 11, 2005. For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter above each of the Company’s corresponding responses.

Note 1 — Summary of Significant Accounting Policies — Page 33

Inventory — Page 33

1.	Comment: Please revise future filings to disclose your accounting policies for valuing inventory, including a discussion of how you determine your reserves.

Response: We currently disclose the following in Footnote 1 to the consolidated financial statements related to our accounting policy for valuing inventory: “Inventories are valued at the lower of cost or net realizable value with cost determined by the last-in, first-out (LIFO) method for most inventories.” In future filings, we will, as requested, expand the disclosures related to our accounting policies for valuing inventory, and include a discussion of how we determine valuation reserves.

Revenue Recognition — Page 34

2.	Comment: We note that you record a provision when revenue is recognized for returns and promotion expenses. In future filings include a rollforward of this account on Schedule II — Valuation and Qualifying Accounts as required by Rule 5-04 of Regulation S-X. Supplementally provide us with a rollforward of this allowance account on a gross basis showing increases, decreases, and adjustments separately, for all periods presented.

Response: The Company does not typically offer a right of return on products sold in the normal course of business. However, we do have a limited number of programs related to certain products under which we do allow the customer the right to return the products under certain conditions. Product returns and the related accrual for estimated returns under these programs are not material to the Company’s operating results and financial condition, and therefore we have not included a rollforward of this account in Schedule II — Valuation and Qualifying Accounts in accordance with the guidance in Rule 4-02 of Regulation S-X in our annual report on Form 10-K. Accordingly, we do not believe it is necessary to add the accrual for estimated product returns to Schedule II — Valuation and Qualifying Accounts in future filings as the amounts involved are not material.

Supplementally, as requested, the following is a schedule of activity in our product returns reserve for all periods presented in our annual report on Form 10-K for the fiscal year ended October 31, 2004:

	Balance as of	Charged to		Balance as of
Description	the beginning	costs and		the end of
(dollars in thousands)	of the fiscal year	expenses	Returns	the fiscal year
Fiscal year ended October 31, 2004
Product returns reserve	$1,790	$6,619	$6,804	$1,605
Fiscal year ended October 31, 2003
Product returns reserve	$1,002	$7,894	$7,106	$1,790
Fiscal year ended October 31, 2002
Product returns reserve	$1,054	$6,348	$6,400	$1,002

As requested, in future filings, we will include a rollforward of advertising and marketing program accruals on Schedule II — Valuation and Qualifying Accounts in our annual report on Form 10-K. As requested, the following is a schedule of activity in our advertising and marketing program accruals for all periods presented in our annual report on Form 10-K for fiscal year ended October 31, 2004:

	Balance as of	Charged to		Balance as of
Description	the beginning	costs and		the end of
(dollars in thousands)	of the fiscal year	expenses(a)	Deductions(b)	the fiscal year
Fiscal year ended October 31, 2004
Advertising and marketing program reserves	$38,107	$171,412	$167,546	$41,973
Fiscal year ended October 31, 2003
Advertising and marketing program reserves	$34,373	$158,872	$155,138	$38,107
Fiscal year ended October 31, 2002
Advertising and marketing program reserves	$34,919	$159,123	$159,669	$34,373

(a) Provision consists of price protection, rebates, cooperative advertising, floor planning costs, commissions, and other promotional program expenses. The expense of each program is either classified as a reduction of net sales or as a component of selling, general, and administrative expense in accordance to the provisions of Emerging Issues Task Force Issue No. 01-09, Accounting for Consideration Given by a Vendor to a Customer.

(b) Claims paid.

3.	Comment: In a supplemental response and in future filings tell us the accounting for any special arrangements with distributors such as price protection, rights of return and other discounts, credits or special terms. Please cite the relevant accounting guidance in your response.

Response: As requested, in future filings we will expand our disclosures related to arrangements with distributors that include special terms, such as rights of return, price protection, and other special sales discounts, credits and promotional programs. As outlined in our response to the Staff’s comment #2 above, we typically do not offer our customers the right of return on products sold in the normal course of business. However, we do have a limited number of programs related to certain products where we do give the customer the right to return the products under certain conditions, such as our annual stock rotation program to qualifying customers. To date, we have not experienced a material amount of returns under these programs as illustrated in the table above in response to comment 2. The Company applies Statement of Financial Accounting Standards (SFAS) No. 48, Revenue Recognition When Right of Return Exists, in accounting for sales transactions in which the customer has the right to return the product. Accordingly, the Company recognizes revenue at the time of shipment of the product to the customer when all of the following conditions are met:

•	The price to the customer is fixed and determinable;

•	The customer is obligated to pay the Company for the product and the obligation is not contingent;

•	The customer’s obligation to the Company would not change in the event of theft or damage to the product;

•	The customer has economic substance apart from that the Company provides;

•	The Company does not have significant obligations for future performance to bring about the resale of the product by the customer; and

•	The amount of future returns can be reasonably estimated.

We provide for estimated returns related to these limited programs at the time of sale. We base our provisions for returns under these programs primarily on our historical experience with returns under similar programs, as well as our expectations for changes in return patterns in the future. In assessing our ability to make a reasonable estimate of future returns, we consider factors such as the following:

•	The susceptibility of the product to significant external factors;

•	The length of time during which the product can be returned;

•	The Company’s historical returns experience with the product; and

•	The volume of substantially similar transactions involving the product.

We believe that our accounting policies and practices with respect to sales transaction involving a right of return are consistent with the requirements of SFAS No. 48.

We also provide limited price protection on certain professional products sold to our distributors based on the ultimate resale price of the products to the designated end-user customer. We estimate the amount of price protection payments we will ultimately be required to make to our distributors and record them at the time of sale of eligible products. Our estimates of our obligations under price protection programs are based on the terms of the arrangements with our distributors, our past experience with price protection payments related to the specific product and distributors, field inventory levels, and our expectations for changes in future price protection payment trends. The Company recognizes the amount accrued for price protection as a reduction of net sales.

The majority of the remainder of our sales promotion expenses consists of volume discounts and rebates that are paid to our customers based on their volume purchases from the Company. These volume discounts and rebate costs are accrued at the time of product sale based on the terms of the program applicable to the products sold. The Company recognizes these costs as a reduction of net sales.

The costs of other special sales discounts, credits, cooperative advertising, floor planning, commissions, and other promotional programs not specifically mentioned above are accrued at the point of sale based on our historical experience, as well as our expectations for changes in relevant trends in the future. The expense of each program is either classified as a reduction of net sales or as a component of selling, general, and administrative expense in accordance to the provisions of Emerging Issues Task Force Issue No. 01-09, Accounting for Consideration Given by a Vendor to a Customer.

Our accounting policies and practices for the above mentioned marketing and sales promotion programs is consistent with the applicable accounting guidance set forth in Emerging Issues Task Force Issue No. 01-09, Accounting for Consideration Given by a Vendor to a Customer, and SFAS No. 5, Accounting for Contingencies.

4.	Comment: We note you have deferred revenue and other long term liabilities of approximately $13 million at October 31, 2004. In a supplemental response and in future filings tell us the significant terms and conditions of transactions for which you deferred revenue and how you accounted for such transactions.

Response: In future filings, we will, as requested, include additional disclosure related to the types of transactions that result in deferred revenue, the significant terms and conditions surrounding them and our accounting for these transactions. We supplementally advise the Staff that the majority of the deferred revenue reported in our balance sheet as of October 31, 2004 relates to fees under service and maintenance contracts, revenue from extended warranty programs, and amounts related to credit guarantees provided to financing companies in connection with certain lease transactions. Additional information regarding these items and our accounting policies related to them is as follows:

•	We sell service and maintenance contracts to end-user customers in certain markets. We apply the provisions of FASB Technical Bulletin 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts (FTB 90-1), in accounting for the fees associated with these service and maintenance contracts. Accordingly, the total revenue to be earned under these contracts is recognized as deferred revenue at the time the contract is sold, and amortized into earnings using the straight-line method over the term of the service contract. As of October 31, 2004, the amount of deferred revenue related to unrecognized fees under service and maintenance contracts was $8.6 million.

•	We also offer extended warranty programs to end-user customers on certain products. We account for revenue associated with these extended warranty programs under FTB 90-1. Therefore, the total warranty contract revenue is recognized as deferred revenue at the time of sale and amortized into earnings using the straight-line method over the extended warranty period. As of October 31, 2004, the amount of deferred revenue related to extended warranty programs was $1.7 million.

•	We apply the provisions of SFAS No. 13, Accounting for Leases, in accounting for leases, including both sales-type and operating lease transactions with customers. We have an agreement with a third-party finance company to provide lease-financing options to certain of our end-user customers. A majority of these leases are classified as sales-type leases. However, for a limited number of customers, we have provided significant credit guarantees to the third-party financing company due to the credit risk associated with these customers. We account for these transactions as operating leases, and the related revenue is deferred and recognized ratably over the lease term. As of October 31, 2004, the amount of deferred revenue for these operating leases was $0.9 million.

Note 13 — Commitments and Contingent Liabilities — Page 43

Customer Financing — Page 43

Wholesale Financing — Page 43

5.	Comment: Supplementally tell us how you account for:

•	sales of inventory that are subject to inventory repurchase agreements, and

•	sales of your receivables to third party financing companies

Additionally, tell us the aggregate amount of gains and losses you recorded on the sales of receivables to third parties and where they are presented in your financial statements.

Response: For certain product lines, the Company sells product to distributors and the distributors resell the product to dealers, who sell the product to end-users. Financing support is provided to some of our dealers and distributors, which assists them to fund the purchase of our product (floor planning). This is done through two different options: Toro Credit Company, our wholly owned consolidated finance subsidiary, and a third party finance company. This is a common practice in our industry as well as in others that rely on distributors and/or dealers to sell product to the ultimate end-users. Floor planning is a business practice designed to help our distributors and dealers maintain inventory of our products sufficient to support the anticipated level of retail sales.

We recognize the revenue from sales to distributors and dealers under floor plan arrangements at the time of shipment and transfer of title based on the facts and circumstances of the transactions, the rights and obligations of the parties, and our customary business practices in such arrangements. We have considered the guidance in SFAS No. 49, Accounting for Product Financing Arrangements, and Staff Accounting Bulletin (SAB) Topic 13.2.2 in establishing our accounting policies related to these transactions. Specifically: (i) the buyer is obligated to pay us the purchase price of the product at the earlier of the time of sale, or the end of the pre-determined program period; therefore, payment is not contingent on resale of the product, (ii) the buyer’s obligation to us would not be changed in the event of theft or physical destruction or damage of the product, (iii) the buyer acquiring the product for resale has economic substance apart from that provided by us, and (iv) we have no significant obligations for future performance to directly bring about resale of the product by the buyer. In addition, these arrangements do not require that we repurchase the product (or a substantially identical product) at specified prices that are not subject to change, or that we pay interest costs on behalf of the buyer under these third-party financing arrangements, except the repurchase obligation and sharing of financing costs with a third party finance company discussed below. Accordingly, we believe that these transactions are sales rather than financings, and therefore, it is appropriate to recognize the revenue from sales to distributors and dealers under floor plan arrangements at the time of shipment and transfer of title.

With respect to sales under the finance agreement with a third party mentioned above, the Company has agreed to repurchase up to $3.7 million of product from the third party finance company on an annual basis in the event the finance company is required to repossess the Company’s manufactured inventory in new and unused condition from a distributor or dealer due to the distributor’s or dealer’s inability to pay for the product. As outlined above, we recognize revenue at the time of shipment and transfer of title to our distributors for products subject to this agreement. During the three most recently completed fiscal years, we have been required to repurchase immaterial amounts of inventory (less than $100,000 each fiscal year) from the third party finance company. As a result of our experience under the program, and our understanding of the credit standing of our customers, we do not believe there will be any significant change in this trend. Given these facts, no liability has been established for this contingent repurchase obligation as of October 31, 2004 due to the immaterial amounts involved.

With respect to sales under the finance agreement with a third party mentioned above, the third party finance company purchases receivables arising from product sales to our distributors and dealers from us at the face value of the invoice, at which time the receivable is paid off by the third party finance company and removed from our balance sheet. Under this program, we generally agree to pay a portion of the financing costs incurred by our distributors and dealers as a sales incentive. The extent of the Company’s support of these financing costs is based on a pre-established maximum length of time and a pre-defined rate from the third party finance company applied to the invoice amount. We accrue the expected cost of this sales incentive at the point we sell the product to our distributors, which is the only cost we record in connection with the sale of these receivables. This accrual is based on the current and expected interest rates and the expected time the product will be held in the distribution channel before it is either sold to the end-user customer or the financing “support” period expires. This cost is recorded as a reduction to net sales. This program and related costs are disclosed in Footnote 1 to the consolidated financial statements — Cost of Financing Distributor/Dealer Inventory. The Company does not service the receivables sold and does not retain any additional obligations related to these receivables, except for the repurchase obligation and finance cost support discussed above.

End-User Financing — Page 44

6.	Comment: In future filings disclose the carrying amount of the liability that you have recorded related to your credit and collection and residual value exposure under these financing agreements.

Response: The carrying amount of the liability we have recorded for credit collection and residual value risk related to end-user financing agreements as of October 31, 2004 was $1.9 million. We have not disclosed this amount in our annual report on Form 10-K for 2004, as we do not believe that disclosure of immaterial items is required under Rule 4-02 of Regulation S-X. However, as requested, in future filings we will disclose the carrying amount of our reserve for credit collection and residual value exposure related to end-user financing agreements.

Note 14 — Financial Instruments — Page 44

Derivative Instruments and Hedging Activities — Page 44

7.	Comment: Please disclose the specific line items in your balance sheet, statement of earnings, and statement of cash flows in which you report your derivative financial instruments and their related gains and losses. Refer to Rule 4-08(n)(7) of Regulation S-X.

Response: In future filings, we will, as requested, disclose the specific line items in our consolidated balance sheet, statement of earnings, and statement of cash flows in which derivative financial instruments and their related gains and losses are reported. We currently disclose the following in Footnote 14 to the consolidated financial statements — Financial Instruments: “The Company enters into foreign currency exchange contracts to hedge the risk from forecasted settlement in local currencies of trade sales and purchases. During fiscal 2004, 2003, and 2002, the amount of losses reclassified to earnings for such cash flow hedges was $7,149,000, $4,574,000, and $513,000, respectively.” Those losses are treated as a reduction of net sales for trade sales and cost of sales for purchases. In addition, as of October 31, 2004 the unrecognized after-tax loss portion of the fair value of our derivative financial instruments was $1.4 million, which is recorded in equity under the caption accumulated other comprehensive loss.

8.	Comment: Tell us and revise future filings to disclose how you account for foreign exchange contracts entered into on behalf of distributors. Where do you record the unrealized gains and losses on these contracts? Are there occasions upon which these costs are not reimbursed (if the distributor exercises their right of return, for example)?

Response: In future filings, we will, as requested, disclose more information on how we account for foreign exchange contracts entered into on behalf of our distributors. We supplementally advise the Staff that unrealized gains or losses on foreign currency exchange contracts entered into on behalf of our distributors are either recorded in other accrued liabilities (for unrealized gains) or prepaid expenses and other current assets (for unrealized losses) based on the fact that any gains or losses realized on the contracts are either paid to the distributor by the Company or reimbursed by the distributor to us. We have not had any circumstances in which a distributor has failed to reimburse the Company for any realized losses on currency exchange contracts that we entered into on their behalf, nor have there been any instances where we have not paid the gain realized on a currency exchange contract that we entered into for a distributor to the distributor. When we purchase a currency exchange contract on behalf of a distributor, we also enter into a written agreement with the distributor related to the transaction. This agreement requires the distributor to reimburse us for any losses incurred on the related currency exchange contract. We do not enter into these arrangements unless we conclude that the distributor is in good financial standing. As of October 31, 2004, there were no outstanding currency exchange contracts that were entered into on behalf of our distributors. In future filings, we will disclose the amount of outstanding contracts if they are material to the financial statements.

* * * * *

In connection with this response, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After you have had an opportunity to review the above responses to your comments, please contact me at 952-887-8076 to discuss any further questions or comments you might have.

Sincerely, /s/ Stephen P. Wolfe
Stephen P. Wolfe Vice President Finance, Treasurer and Chief Financial Officer

cc: Eric Atallah — Securities and Exchange Commission Martin James — Securities and Exchange Commission Tom Garton — KPMG LLP J. Lawrence McIntyre, The Toro Company